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                               May 9, 2023

       Suqin Li
       Chief Executive Officer
       Majestic Ideal Holdings Ltd
       22/F, China United Plaza
       1002-1008, Tai Nan West Street
       Cheung Sha Wan, Kowloon, Hong Kong

                                                        Re: Majestic Ideal
Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed April 28,
2023
                                                            File No. 333-271502

       Dear Suqin Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed April 28, 2023

       Exhibits

   1. Please have counsel clarify the reference to "all parties" in items (6) and (7) on page 3 of the opinion filed as
exhibit 99.5 to instead refer to all parties other than the PRC
                                                        Subsidiary.
   2. We note the language in the second to the last paragraph of the opinion filed as exhibit
                                                        99.5, which states that
the opinion "is given for the benefit of the addressee hereof" and the reference to "apart
from SEC." Disclaimers of responsibility that in any way state or imply that investors
are not entitled to rely on the opinion, or other limitations on whom may rely on the
opinion, are unacceptable. Delete this disclaimer from the opinion.
 Suqin Li
Majestic Ideal Holdings Ltd
May 9, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Heather Clark at 202-551-3624 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameSuqin Li
                                                           Division of
Corporation Finance
Comapany NameMajestic Ideal Holdings Ltd
                                                           Office of
Manufacturing
May 9, 2023 Page 2
cc:       Lawrence S. Venick, Esq.
FirstName LastName